UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G39637106
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (44) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,301,796

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,301,796

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,301,796

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

CO

* Frontline 2012 Ltd. previously received an aggregate 77,500,000 Common Shares (defined below) as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015). On June 26, 2015, Frontline 2012 Ltd. made a distribution of 75,385,871 Common Shares as a dividend in kind (the "Dividend") to all of its shareholders as of June 15, 2015 (as described in the Schedule 13D/A filed on July 6, 2015), pursuant to which Frontline Ltd. received 4,187,667 Common Shares. On November 30, 2015, in a merger transaction (the "Frontline Merger") by and among Frontline Ltd., Frontline 2012 Ltd. and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline Ltd., Frontline Acquisition Ltd. merged with and into Frontline 2012 Ltd., with the result that Frontline 2012 Ltd. became a wholly-owned subsidiary of Frontline Ltd. Following the Frontline Merger, Frontline Ltd. beneficially owns 4,187,667 Common Shares and Frontline 2012 Ltd. beneficially owns 2,114,129 Common Shares.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,309,132

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,309,132

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,309,132

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

CO

* Franklin Enterprises Inc. can be deemed to own 5,309,132 Common Shares that are issuable upon conversion of certain notes under the Bond Agreement (the "Bond Shares," as described in the Schedule 13D/A filed on April 28, 2015), which can be converted at an exercise price of $17.63 per Common Share.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*238,737,919

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*238,737,919

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*238,737,919

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited is the largest shareholder in Frontline Ltd., holding approximately 51.6% of its issued and outstanding shares. As such, in addition to its current holdings of Common Shares, it may also be deemed to beneficially own the 6,301,796 Common Shares that Frontline Ltd. beneficially owns of the Issuer (as defined below). Hemen Holding Limited may also be deemed to beneficially own the 13,000,000 Common Shares it has lent to Farahead Investments Inc. See Items 5 and 6 in the Schedule 13D/A filed on March 3, 2016.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,047,051

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and Franklin Enterprises Inc. As such, it may be deemed to beneficially own the 238,737,919 Common Shares that Hemen Holding Limited beneficially owns and the 5,309,132 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,047,051

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen (who serves as Chairman of the Board of Directors of Frontline Ltd.) for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and Franklin Enterprises Inc. As such, C.K. Limited may be deemed to beneficially own the 238,737,919 Common Shares that Hemen Holding Limited beneficially owns and the 5,309,132 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. has borrowed its Common Shares from Hemen Holding Limited. See Items 5 and 6 in the Schedule 13D/A filed on March 3, 2016.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the 13,000,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen (who serves as the Chairman of the Board of Directors of Frontline Ltd.) for the benefit of his immediate family members (the "GSA Limited Trusts", and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the direct owners of Greenfields Holdings Inc., and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the 13,000,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

103,118

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

103,118

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,150,169

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 244,150,169 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts, and his ownership of 103,118 vested options each representing one Common Share (the "Option Shares," as described in the Schedule 13D/A filed on April 28, 2015). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 244,047,051 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 244,047,051 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G39637106

EXPLANATORY NOTE

This Amendment No. 6 to the Schedule 13D (defined below) is being filed solely as a result of an increase in the number of outstanding Common Shares, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited, formerly known as Knightsbridge Shipping Limited, a company incorporated in Bermuda (the "Issuer") following the issuance of 13,369,291 Common Shares by the Issuer. The aggregate number of Common Shares beneficially owned by the Reporting Persons (defined below) has not changed from the Schedule 13D/A filed on March 3, 2016.

Item 1. Security and Issuer

This Amendment No. 6 is being filed by Frontline Ltd. ("Frontline"), Franklin Enterprises Inc ("Franklin"), Hemen Holding Limited ("Hemen"), Greenwich Holdings Limited ("Greenwich"), C.K. Limited ("C.K. Limited"), Farahead Investments Inc. ("Farahead"), Greenfields Holding Inc. ("Greenfields"), GSA Limited ("GSA Limited"), and John Fredriksen ("Mr. Fredriksen," and, together with Frontline, Franklin, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons") to amend the Schedule 13D filed on May 5, 2014 (the "Schedule 13D"), as amended on October 9, 2014, March 25, 2015, April 28, 2015, July 6, 2015, and March 3, 2016, with respect to the Common Shares of the Issuer.

The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

There are no material changes to Item 2 from the Schedule 13D/A filed with the Commission on March 3, 2016.

Item 3. Source and Amount of Funds or Other Consideration

There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on March 3, 2016.

Item 4. Purpose of Transaction

There are no material changes to Item 4 from the Schedule 13D/A filed with the Commission on March 3, 2016.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)-(d)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 6,301,796 Common Shares, constituting 1.2% of the outstanding Common Shares, based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,301,796 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,301,796 Common Shares. The 6,301,796 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014), the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015), and the Dividend (as described in the Schedule 13D/A filed on July 6, 2015).

As of the date hereof, Franklin may be deemed to be the beneficial owner of 5,309,132 Common Shares, constituting 1.0% of the outstanding Common Shares, based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Franklin has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,309,132 Common Shares. Franklin has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,309,132 Common Shares. The 5,309,132 Common Shares beneficially owned by Franklin are issuable upon conversion of certain notes at an exercise price of $17.63 per Common Share pursuant to the Bond Agreement.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 238,737,919 Common Shares, constituting 44.6% of the Common Shares based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The 238,737,919 Common Shares includes Frontline's 6,301,796 Common Shares and Farahead's 13,000,000 Common Shares (as described in Items 2(c), 5, and 6 in the Schedule 13D/A filed on March 3, 2016). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 238,737,919 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 238,737,919 Common Shares.

As of the date hereof, Greenwich, through Hemen and Franklin (as described in Item 2(c) in the Schedule 13D/A filed on March 3, 2016), may be deemed to be the beneficial owner of 244,047,051 Common Shares, constituting 45.6% of the Common Shares based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 244,047,051 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 244,047,051 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c) in the Schedule 13D/A filed on March 3, 2016), may be deemed to be the beneficial owner of 244,047,051 Common Shares, constituting 45.6% of the Common Shares based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 244,047,051 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 244,047,051 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.4% of the Common Shares based upon 535,141,178 Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, Greenfields, through Farahead (as described in Item 2(c) in the Schedule 13D/A filed on March 3, 2016), may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.4% of the Common Shares based upon 535,141,178 Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields (as described in Item 2(c) in the Schedule 13D/A filed on March 3, 2016), may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.4% of the Common Shares based upon 535,141,178 Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 244,150,169 Common Shares through his indirect influence over Hemen, Greenwich, Franklin, Farahead and Greenfields, the shares of which are held in the Trusts, and his ownership of 103,118 vested options each representing one Common Share, constituting 45.6% of the Common Shares based upon 535,141,178 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 244,047,051 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 244,047,051 Common Shares.

Other than as set forth herein, there are no material changes to Item 5 from the Schedule 13D/A filed with the Commission on March 3, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on March 3, 2016.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

GSA Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated March 29, 2016, relating to the Common Shares, par value $0.01 per share of Golden Ocean Group Limited shall be filed on behalf of the undersigned.

March 29, 2016
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
GSA Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)